Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-208184

Free Writing Prospectus dated December 18, 2015

Fantex, Inc.

On December 15, 2015, a media publication was released by ThinkProgress.com, attached hereto as Annex A (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the completed initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”) and the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”), and the planned initial public offering of the Fantex Series Professional Sports Convertible Tracking Stock (“Fantex Series Professional Sports” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) and Fantex Sports Portfolio 1 Units (the “Units”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Units Offering,” which includes, in part, Fantex Series Professional Sports, respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-208184 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Units Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015 (collectively, the “Completed Offerings”). However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publishers concerning the Company.  With the exception of statements and quotations attributed directly to Messrs. French and Mullin or derived from the Company’s Registration Statements, the Article represents the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references that “Fantex [i]s [a]n [a]thlete [s]tock [e]xchange,” “[Fantex has] multiple entities [that] are public security,” “[invest] in one player, or . . . players” and “essentially an athlete stock exchange.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of one or more athletes’ brands. Holders of shares of the Tracking Stocks (including through the purchase of the Units) will have no direct investment in the associated athletes, brands or brand contracts, including the Company’s brand contracts with each of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier, and, in certain cases, affiliated entities of these athletes (each a “Brand Contract” and together, the “Brand Contracts”). An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity.

•                  The Article references “future earnings,” “present worth, potential, and possible risks” and “future earnings related to athletic career.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the respective Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Ryan Shazier, Terrance Williams and Andrew Heaney (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) or Major League Baseball (“MLB”) and related fields (including activities in a non-NFL football league or non-MLB baseball league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “as of today, [Fantex] has collected $1,456,547 in total athlete brand income.” The Company clarifies that as of September 30, 2015 it has collected $1,456,547 in brand income from its Contract Parties.

•                  The Article references “possible risks” and Mr. French references that “one . . . game . . . [will not] impact the cash flow.” The Company clarifies that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements. The Company further clarifies that market price of the Company’s Tracking Stocks may not reflect the performance of the associated brand contract. Holders of the Company’s Tracking Stocks will be common stockholders of Fantex as a whole and, as such, will be subject to all risks associated with an investment in Fantex and all of the Company’s Tracking Stocks, assets and liabilities. As a result, the market price of the Company’s Tracking Stocks may reflect the performance of Fantex as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand. The Company further clarifies that tracking stocks are intended to track and reflect the economic performance of the underlying brand contracts, and not the on-field performance of the associated contract parties, and the Company does not believe that the trading price of the Company’s Tracking Stocks will necessarily bear any relationship to the short-term on-field performance of any of the Contract Parties. However, the trading prices and overall economic performance of the Tracking Stocks would be affected by the on-field performance of the Contract Parties to the extent that such on-field performance has a long-term impact on such Contract Party’s brand income.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s, Jack Mewhort’s, Kendall Wright’s, Andrew Heaney’s, Terrance Williams’s and Ryan Shazier’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Units Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Fantex Is An Athlete Stock Exchange. Is It The Future Of Fantasy Sports?

by Lindsay Gibbs Dec 15, 2015 12:20 pm

[Image: San Francisco 49ers tight end Vernon Davis is one of the biggest names partnered with Fantex.]

Thanks to fantasy sports, particularly the recent and controversial rise of daily fantasy, athletes are increasingly seen as commodities more than human beings. Fans have a personal and, often a monetary, investment in the players’ individual success.

Now Fantex, essentially an athlete stock exchange, has taken this concept to the next level—albeit a much more regulated level than anything fantasy related.

Here’s how it works: When Fantex signs an athlete, it uses a model to predict his or her future earnings,  taking into account present worth, potential, and possible risks. The company then assigns a cash flow value to the athlete, and pays the athlete a percentage of that value (usually between 10 to 20 percent) up front. In exchange, the athlete has to give Fantex a set percentage of all of the future earnings related to his or her athletic career—including playing contracts, prize money, endorsements, and broadcasting — for the rest of the athlete’s life.

There are currently 10 athletes on the Fantex roster—nine NFL players and one MLB player—and as of today, the two-year-old company has collected $1,456,547 in total athlete brand income, and paid out $664,510 in dividends.

As daily fantasy sites are facing legal battles at every turn, Fantex is quietly adding athletes to its roster and setting the stage for its next big move: NASDAQ.

It’s a boost at a certain point in your career, but it has all kinds of consequences.

Buck French, the CEO of Fantex, told ThinkProgress that the company aims to invest in players not just as athletes, but as individuals, and provide them the support they need to take their career to the next level. Still, some experts expressed concern about the model.

“Hopefully a lot of athletes with very little genuine prospect of making lots of money will be able to cash out and get some money out of foolish sports fans before injuries end their careers,” Dean Baker, co-director of the Center on Economic and Policy Research, said in an email. “If that happens (my guess) then the thing will probably collapse after a few years, but you may see some redistribution in the right direction.”

Joe Valenti, the Director of Consumer Finance at the Center for American Progress, compared Fantex to the Orwellian “human capital contracts” that GOP presidential candidates like Marco Rubio have touted as the future of college investments. Rubio’s plan calls for private investors to provide money for students to attend college, and then get a set percentage of their future earnings in return.

“It’s a boost at a certain point in your career, but it has all kinds of consequences,” Valenti told ThinkProgess. “And how does it change your behavior? Are you really more motivated to make more because you’ve got the support and you have things you didn’t have before?”

French said that the idea for the company originated with the co-founder David [Beirne] when he was working with John Elway, Michael Jordan and Wayne Gretzky on a site called MVP.com. [Beirne] realized how much these athletes had to invest in themselves in order to reach Hall of Fame status, and recognized that many professional athletes probably didn’t have the capital early in their careers to invest in themselves as much as necessary.

“I think anyone who has had any degree of success has had some mentor, so I think that offering that earlier for these young guys and gals gives them the opportunity to think broader,” French said. “Your life is a function of what’s around you. I think that’s a big value add.”

The athletes that Fantex has partnered with so far aren’t superstars, and it’s likely a deal like this will never attract the Cam Newtons or Tom Bradys of the sports world—players who don’t need this type of partnership to advance their careers.

Tight end Vernon Davis and wide receiver Alshon Jeffries have been the company’s most high-profile signings so far, but Fantex isn’t worried about whether it’s able to recruit household names. Rather than making deals with college stars who are unproven in the NFL or risk pairing with a guy who has character concerns, Fantex is seeking out athletes in more stable positions, personally and professionally.

“We know that the skill positions are the attractive, sexy parts of the business,” Fantex CFO Dave Mullin told ESPN. “But it’s understood that investors want cash on cash yields, and we’ve found that linemen, for example, are reliable, play for a long time once they are established and are paid very well.”

Still, Valenti doesn’t see this as a solid long-term investment for fans either.

“If you’re following the trends and investing in individual stocks, you’re not likely to get ahead. This isn’t going to be the smartest investment strategy. It’s a novelty thing. If you want to put a little money into it for players you like and you want to follow, just as you would fantasy, that’s great,” he said. “But most advisers would say not to put all of your money in one stock, and similarly, you wouldn’t put all your money in one player, or even 10 players. These guys get hurt. They don’t play. Too many things can happen.”

This isn’t going to be the smartest investment strategy. It’s a novelty thing.

The danger of Fantex’s model can be seen in its very first deal, a partnership with Houston Texans running back Arian Foster. Back in 2013, Fantex made a splash when it offered the public a chance to buy 20 percent of Foster’s future earnings, which the company valued at $50 million. But in order to complete the offering, Fantex had to sell enough $10 shares of Foster’s IPO. The running back was injured soon after the announcement, and this fall, after Foster was once again placed on injured reserve, the company finally pulled his IPO and terminated the relationship.

That hasn’t discouraged Fantex, though. Last month, the company filed its NASDAQ paperwork,  and French said they have plans to extend to “hundreds” of athletes across different sports, including those in individual sports such as golf and tennis where there are no guaranteed contracts.

Fans are constantly looking for ways to get more involved with their favorite athletes and feel personally connected to the action on the field, so it’s easy to see Fantex as a more real-world extension of the fickle fantasy world—a fact that’s concerning to those following the potential downsides of such games, not just in terms of financial losses, but in terms of changing the way that fans view the game and the players.

“There is a massive, ever-expanding class of Americans who cannot remember a connection to pro football that did not involve the drafting and owning of skill players who work on their personal behalf,” Chuck Klosterman wrote on Grantland back in 2012. “And the result, I fear, has been the mild dehumanization of humans we were already prone to perceive as machines.”

“I think they don’t look at us as human anymore. I think they look at us as an opportunity,” Carolina Panthers running back Jonathan Stewart told the New York Times last month when asked about the consequences of the growing fantasy sports industry.

But, while the comparisons are hard to avoid, and while Fantex does quite literally turn athletes into objects,  French insists that Fantex and fantasy sports are fundamentally different.

“At the end of the day, any one game performance or weekend isn’t going to impact the cash flow,”  he said. “We don’t really compare ourselves to the fantasy world because that’s just what am I doing this week. Plus, I mean, we’re heavily regulated. We have multiple entities and rightfully so, these are public security.”

French knows that the company has a long way to go—both in educating the public and athletes about the Fantex brand and in expanding its offerings. But he considers this a no-brainer for athletes who need a leg up. After all, in the long-run, it’s in Fantex’s best interest for the athletes on its roster to succeed, so the company provides a full support system for an athlete that might not otherwise be in place.

“You start with little acorns, and hopefully they turn into giant oaks,” he said. “We think that for an individual who is looking to establish themselves and reach their full potential that this would be on the list consider.”

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